 BB 3/16 AD 3/20

SECUR  ION

06004196

ANN~~UAL AUDITED~~ REPORT

# FORM X-17A-5
# PART III

SEC FILE NUMBER

8- 35185

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/1/05_____ AND ENDING___12/31/05_____
                                    MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  M&T Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2875 Union Road  Suite 30-33
(No. and Street)

Cheektowaga,    New York      14227
    (City)                    (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
      Patricia Schlemmer           (716) 651-4727
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLC
(Name – *if individual, state last, first, middle name*)

3600 HSBC Center      Buffalo      New York    14203
  (Address)                      (City)                    (State)         (Zip Code)

**CHECK ONE:**

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 3 1 2006
THOMSON FINANCIAL

RECEIVED
MAR 0 1 2006
PROCESSING SECTION
WASH. D.C. 203

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, _____ Sam Guerrieri _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ M&T Securities, Inc. _____ , as of _____ December 31 _____ , 20__05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MERRI CAROL HALL
Notary Public, State of New York
No. 01HA6027880
Qualified in Erie County
My Commission Expires __7|7a|09__

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# M&T SECURITIES, INC.

Financial Statements and Schedules
December 31, 2005

# M&T SECURITIES, INC.
## Index to Financial Statements
### December 31, 2005



**PricewaterhouseCoopers LLP**
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Auditors

To the Board of Directors and Shareholder of
M&T Securities, Inc.

We have audited the accompanying statement of financial condition of M&T Securities, Inc. (the "Company") as of December 31, 2005, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&T Securities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*PricewaterhouseCoopers LLP*

February 23, 2006

**M&T SECURITIES, INC.**
**Statement of Financial Condition**
**December 31, 2005**
(Dollars in thousands)

Assets:

Deposits at parent:

| | | |
|---|---|---:|
| Operating account | $ | 386 |
| Accounts segregated for customer funds | | 4,504 |
| Securities owned, at market value | | 2,402 |
| Investment in MTB Money Market Mutual Fund | | 23,061 |
| Commissions and fees receivable | | 3,941 |
| Furniture and equipment, at cost | | |
| less accumulated depreciation of $3,205 | | 965 |
| Current income taxes receivable from parent | | 859 |
| Deferred income taxes | | 917 |
| Other assets | | 2,111 |
| Total assets | $ | 39,146 |

Liabilities:

| | | |
|---|---|---:|
| Due to customers | $ | 4,504 |
| Due to parent | | 2,113 |
| Commissions payable | | 1,872 |
| Other liabilities | | 1,982 |
| Total liabilities | | 10,471 |

Stockholder's equity:

| | |
|---|---:|
| Common stock, no par value, 200 shares authorized, | |
| 30 shares issued and outstanding | 75 |
| Additional paid-in capital | 24,944 |
| Retained earnings | 3,656 |
| Total stockholder's equity | 28,675 |
| Total liabilities and stockholder's equity | $ 39,146 |

See accompanying notes to financial statements.

## M&T SECURITIES, INC.
### Statement of Income
### Year ended December 31, 2005
(In thousands)

| | | |
|---|---:|---:|
| Revenues: | | |
| Commissions | $ | 53,309 |
| Fees | | 16,900 |
| Trading | | 2,617 |
| Interest | | 798 |
| Other | | 3,055 |
| Total revenues | | 76,679 |
| | | |
| Expenses: | | |
| Employee compensation and benefits | | 40,048 |
| Occupancy | | 18,693 |
| Advertising and promotion | | 1,084 |
| Clearing broker fees | | 900 |
| Other | | 9,948 |
| Total expenses | | 70,673 |
| | | |
| Income before income taxes | | 6,006 |
| Income taxes | | 2,615 |
| Net income | $ | 3,391 |

See accompanying notes to financial statements.

# M&T SECURITIES, INC.
## Statement of Cash Flows
## Year ended December 31, 2005
(In thousands)

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 3,391 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Stock-based compensation expense | | 1,282 |
| Depreciation and amortization | | 857 |
| Provision for deferred income taxes | | 505 |
| Net loss on sales of assets | | 174 |
| Net change in: | | |
| Securities owned, at market value | | (2,402) |
| Commissions and fees receivable | | (2,166) |
| Current income taxes payable to/receivable from parent | | (1,265) |
| Due to parent | | 678 |
| Commissions payable | | 241 |
| Other, net | | 694 |
| Net cash provided by operating activities | | 1,989 |
| Cash flows from investing activities: | | |
| Purchases of furniture and equipment, net | | (269) |
| Net increase in cash and cash equivalents | | 1,720 |
| Cash and cash equivalents at beginning of year | | 21,727 |
| Cash and cash equivalents at end of year | $ | 23,447 |

**Supplemental disclosure of cash flow information**

| | | |
|---|---|---:|
| Interest received | $ | 774 |
| Income taxes paid to parent | | 3,375 |

See accompanying notes to financial statements.

# M&T SECURITIES, INC.
## Statement of Changes in Stockholder's Equity
### Year ended December 31, 2005

| | | Common stock | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Balance at January 1, 2005 | $ | 75 | 23,662 | 265 | 24,002 |
| Net income | | - | - | 3,391 | 3,391 |
| Stock-based compensation expense | | - | 1,282 | - | 1,282 |
| Balance at December 31, 2005 | $ | 75 | 24,944 | 3,656 | 28,675 |

1.    **Organization and operations**

M&T Securities, Inc. ("the Company") is a wholly owned subsidiary of Manufacturers and Traders Trust Company ("M&T Bank"). The Company provides securities brokerage, investment advisory and insurance services.

The Company has an agreement with a clearing broker under which customer account records are maintained and individual securities and mutual fund transactions are executed. The Company sells mutual fund, annuity and insurance products in the banking offices of M&T Bank. The mutual fund activity is either self-cleared utilizing Fund/SERV, an automated service of National Securities Clearing Corporation that acts as a conduit to mutual fund companies, or cleared utilizing the clearing broker. Annuity and life insurance products are self-cleared directly with insurance companies.

In January 2005, M&T Bank transferred certain of its municipal securities dealer functions to the Company. The Company now acts as both principal and riskless principal on municipal security transactions and continues to act as riskless principal when conducting business involving other fixed income government and corporate securities. As principal, securities are purchased from other municipal dealers at the market rate and held until sold at a mark-up to the customer. As riskless principal, the Company purchases securities from other brokers and securities dealers at the market rate and simultaneously marks up the securities upon delivery to the customer. From time to time, the Company also participates in municipal securities underwriting activities as a syndicate member or as part of a selling group. On occasion, the Company may act as the sole underwriter for municipal issues of less than $1 million (par amount) or municipal notes. Revenues associated with these activities are included in trading revenue in the statement of income.

The Company has agreements with a mutual fund business trust, the MTB Group of Funds, under which the Company provides shareholder and other administrative services. MTB Investment Advisors, Inc. ("MTBIA"), a wholly owned subsidiary of M&T Bank which acts as investment advisor to the MTB Group of Funds, assigned these agreements to M&T Bank. In turn, M&T Bank assigned these agreements to the Company. The associated revenues totaled $6,661,000 in 2005 and are included in fee revenues in the statement of income.

The Company is subject to applicable National Association of Securities Dealers, Inc. and Securities and Exchange Commission ("SEC") regulations and New York State Insurance Department laws.

2.    **Summary of significant accounting policies**

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of significant accounting policies used in the preparation of the financial statements follows:

**Statement of cash flows**

For purposes of this statement, cash and cash equivalents consist of the operating checking account with M&T Bank and investments in the MTB Money Market Mutual Fund.

**Securities owned**

Securities owned are stated at fair value. Realized gains and losses and unrealized changes in fair value of securities owned are included in trading revenue in the statement of income.

**Investment in MTB Money Market Mutual Fund**

The Company invests available funds in excess of anticipated liquidity requirements in the MTB Money Market Mutual Fund. This mutual fund predominately invests in U.S. Treasury bills, certificates of deposit issued by banks and commercial paper issued by corporations. Income earned on the investment is included in interest income in the statement of income.

**Commissions and clearing broker fees**

Commissions from brokerage services and sales of mutual funds and annuities that are reasonably estimable are recorded as income on the trade date. Commissions from life insurance sales are recorded when received from the insurance companies. Clearing broker fees and other expenses are recognized as incurred.

2.      **Summary of significant accounting policies, continued**

**Stock-based compensation**

Employees of the Company have been granted stock options under stock option plans of M&T Bank Corporation ("M&T"), the parent company of M&T Bank. The Company recognizes expense for stock-based compensation using the fair value method of accounting described in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," as amended. Stock-based compensation expense is included in employee compensation and benefits expense in the statement of income and totaled $1,282,000 in 2005.

Information regarding the stock option plans of M&T is included in M&T's Annual Report (Form 10-K) as filed with the SEC. As of December 31, 2005, outstanding stock options awarded to the Company's employees totaled 276,843, of which 134,549 were exercisable.

**Furniture and equipment**

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

**Income taxes**

The Company is included in the consolidated federal and combined New York State income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

**Intangible assets**

Intangible assets represent the assignment of portions of the cost of an acquired entity to brokerage relationships established by the acquired entity. Intangible assets are generally amortized using accelerated methods over estimated useful lives that range from two to eight years. The Company periodically assesses whether events or changes in circumstances indicate that the carrying amounts of intangible assets may be impaired. Net intangible assets totaled $825,000 at December 31, 2005 and are included in other assets in the statement of financial condition.

3. **Pension plan and other postretirement benefits**

The Company participates in M&T's noncontributory defined benefit pension plan covering substantially all full-time employees. Pension benefits accrue to participants based on their level of compensation and number of years of service. Amounts contributed to the plan are sufficient to meet Internal Revenue Code funding standards. Net periodic pension expense recognized by the Company in 2005 was $1,680,000. Such expense is included in employee compensation and benefits expense in the statement of income.

The Company also participates in M&T's health care and life insurance benefits plan which provides benefits for qualified retired employees who reached the age of 55 while working for M&T or its subsidiaries. Substantially all salaried employees are covered in the plan. The postretirement benefits expense recognized by the Company in 2005 was $146,000. Such expense is included in employee compensation and benefits expense.

Additionally, the Company participates in the M&T Bank Corporation Retirement Savings Plan and Trust ("Savings Plan"). The Savings Plan is a defined contribution plan in which eligible employees may defer up to 15% (50% effective January 1, 2006) of qualified compensation via contributions to the plan. The Company makes an employer matching contribution to the Savings Plan in an amount equal to 75% of an employee's contribution, up to 4.5% of the employee's qualified compensation. Employee benefits expense resulting from the Company's contributions to the Savings Plan totaled $896,000 in 2005.

Effective January 1, 2006, M&T amended certain provisions of its defined benefit pension plans. The formula was changed to reduce the future accrual of benefits by lowering the accrual percentage and through use of a career-average-pay formula as opposed to the previous final-average-pay formula. The amendments affect benefits earned for service periods beginning after December 31, 2005. Also effective January 1, 2006, M&T began to provide a new qualified defined contribution pension plan. Active participants had the choice of electing to remain in the defined benefit plan under the reduced benefit formula, or electing to participate in the new qualified defined contribution plan. New employees will not be eligible to participate in the defined benefit plan, but will participate in the defined contribution plan.

4.      **Income taxes**

The components of income taxes were as follows:

|  | (In thousands) |
|---|---|
| **Current** | |
| Federal | $1,778 |
| State and city | 332 |
| Total current | 2,110 |
| **Deferred** | |
| Federal | 426 |
| State and city | 79 |
| Total deferred | 505 |
| Total income tax expense | $2,615 |

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

|  | (In thousands) |
|---|---|
| Income tax expense at statutory rate | $2,102 |
| State and city income taxes, net of federal income tax effect | 267 |
| Stock-based compensation | 212 |
| Other | 34 |
|  | $2,615 |

Net deferred tax assets were comprised of the following:

|  | (In thousands) |
|---|---|
| Stock-based compensation | $1,073 |
| Incentive compensation plans | 62 |
| Depreciation and amortization | 39 |
| Other | 64 |
| Total deferred tax assets | 1,238 |
| Intangible assets | (321) |
| Total deferred tax liabilities | (321) |
| Net deferred tax asset | $ 917 |

The Company believes that it is more likely than not that the deferred tax asset will be realized through taxable earnings or alternative tax strategies.

5. **Related party transactions**

**Cash and money-market assets**

The Company maintains a checking account with M&T Bank. When available, funds are invested in the MTB Money Market Mutual Fund, a mutual fund managed by MTBIA. The Company also maintains deposit accounts with M&T Bank that are segregated for the benefit of customers under rule 15c3-3 of the SEC and to facilitate other customer transactions.

**Occupancy**

The Company leases space within banking offices of M&T Bank. The lease agreement remains in effect until terminated by either party with ninety days written notice. Pursuant to the terms of this agreement, rent expense incurred during 2005 related to premises of M&T Bank occupied by the Company totaled $17,514,000, and was equal to 32% of adjusted gross commission income earned by the Company from sales at certain banking offices, less sales management, marketing, promotion and other expenses incurred by the Company deductible under this agreement. The Company also occupies office space in facilities owned or leased by M&T Bank. Occupancy expense related to those facilities amounted to $1,135,000 in 2005.

**Payable due to parent**

Amounts payable to M&T Bank resulting from the transactions noted herein are generally paid on a monthly basis.

**Brokerage services**

From time to time, the Company executes securities transactions for M&T. Commission revenue related to these transactions amounted to $208,000 in 2005.

**Training**

The Company conducts technical training sessions for employees of M&T Bank. Amounts received from M&T Bank reimbursing the Company for those sessions totaled $456,000 in 2005 and were included as a reduction of other expenses in the statement of income. Additionally, M&T Bank provides training services to employees of the Company. Amounts paid by the Company to M&T Bank for training totaled $95,000 in 2005 and were included in other expenses in the statement of income.

**Services performed by parent**

Costs for data processing, personnel administration, legal and other services performed by M&T Bank on behalf of the Company are included in other expenses in the statement of income and totaled $4,184,000 in 2005.

6. **Net capital requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $21,185,000 at December 31, 2005, which was $20,487,000 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.49 to 1 at December 31, 2005.

7. **Contingent liabilities**

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company does not expect to incur significant losses as a result of this type of nonperformance.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not experienced any material losses as a result of these guarantees.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

# M&T SECURITIES, INC.
## Computation of Net Capital Under Rule 15c3-1 of the
## Securities and Exchange Commission
### December 31, 2005
(In thousands)

**Net capital**

| | | |
|---|---:|---:|
| Stockholder's equity | $ | 28,675 |
| | | |
| Capital adjustment for non-allowable assets: | | |
|     Deferred income taxes | | 917 |
|     Furniture and equipment | | 965 |
|     Various asset accounts not offset against related liabilities | | 5,056 |
| | | |
| Net capital before haircut on securities positions | | 21,737 |
| | | |
| Haircut on securities positions | | 552 |
| | | |
| Net capital | | 21,185 |
| | | |
| Required net capital (6 2/3% of aggregate indebtedness of $10,471) | | 698 |
| | | |
| Excess net capital | $ | 20,487 |

There is no difference in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2005.

# M&T SECURITIES, INC.
## Statement of Exemption Under Rule 15c3-3 of the
## Securities and Exchange Commission
## December 31, 2005

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(i) and (ii) of Rule 15c3-3 dealing with introducing brokers.



**PricewaterhouseCoopers LLP**
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Auditors on
Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
M&T Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of M&T Securities, Inc. (the "Company") (a wholly-owned subsidiary of Manufacturers and Traders Trust Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1.  Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2.  Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3.  Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2.  Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

(2)

# PRICEWATERHOUSECOOPERS 🅟

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*PricewaterhouseCoopers LLP*

February 23, 2006